

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Ian Friedman
Chief Executive Officer
Highland Transcend Partners I Corp.
16 Fayerweather Street
Cambridge, MA 02138

**Re: Highland Transcend Partners I Corp.**
**Draft Registration Statement on Form S-1**
**Submitted October 23, 2020**
**CIK No. 1828817**

Dear Mr. Friedman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted October 23, 2020

Principal Shareholders, page 118

1. Please identify the managers of Highland Transcend Partners in footnote 3 to the table.

Warrants, page 127

2. We note that your warrant agreement contains an exclusive forum provision. Please disclose this provision here.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing